# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Artec Global Media, Inc., CIK 0001561865
CUSIP: 04300F105
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 249 SOUTH HIGHWAY 101, #324, SOLANA BEACH, California (CA), 92075
Date of event which requires filing of this statement: 12/10/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001579271

## Reporting persons
- Typenex Co-Investment, LLC: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); sole voting power 69,851,831; shared voting power 0; sole dispositive power 69,851,831; shared dispositive power 0; aggregate amount beneficially owned 69,851,831 (9.9% of the class)
  Comment: * Reporting person Typenex Co-Investment, LLC ("Typenex") has rights, under a Convertible Promissory Note and a series of Warrants, to own an aggregate number of shares of the Issuer's common stock which, except for a contractual cap on the amount of outstanding shares of the Issuer's common stock that Typenex may own, would exceed such a cap. Typenex's ownership cap is 9.99%. Thus, the number of shares of the Issuer's common stock beneficially owned by Typenex as of the date of this filing was 69,851,831 shares, which is 9.99% of the 699,217,523 shares that were outstanding on that date (as reported in the Issuer's Form 10-Q filed on June 20, 2016).
- Red Cliffs Investments, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Utah (UT); sole voting power 69,851,831; shared voting power 0; sole dispositive power 69,851,831; shared dispositive power 0; aggregate amount beneficially owned 69,851,831 (9.9% of the class)
  Comment: * Reporting person Red Cliffs Investments, Inc is the Manager of Typenex. Typenex has rights, under a Convertible Promissory Note and a series of Warrants, to own an aggregate number of shares of the Issuer's common stock which, except for a contractual cap on the amount of outstanding shares of the Issuer's common stock that Typenex may own, would exceed such a cap. Typenex's ownership cap is 9.99%. Thus, the number of shares of the Issuer's common stock beneficially owned by Typenex as of the date of this filing was 69,851,831 shares, which is 9.99% of the 699,217,523 shares that were outstanding on that date (as reported in the Issuer's Form 10-Q filed on June 20, 2016).
- JFV Holdings, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Illinois (IL); sole voting power 69,851,831; shared voting power 0; sole dispositive power 69,851,831; shared dispositive power 0; aggregate amount beneficially owned 69,851,831 (9.9% of the class)
  Comment: Reporting person JFV Holdings, Inc. is the sole shareholder of Red Cliffs Investments, Inc., which is the Manager of Typenex. Typenex has rights, under a Convertible Promissory Note and a series of Warrants, to own an aggregate number of shares of the Issuer's common stock which, except for a contractual cap on the amount of outstanding shares of the Issuer's common stock that Typenex may own, would exceed such a cap. Typenex's ownership cap is 9.99%. Thus, the number of shares of the Issuer's common stock beneficially owned by Typenex as of the date of this filing was 69,851,831 shares, which is 9.99% of the 699,217,523 shares that were outstanding on that date (as reported in the Issuer's Form 10-Q filed on June 20, 2016).
- John M. Fife: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 69,851,831; shared voting power 0; sole dispositive power 69,851,831; shared dispositive power 0; aggregate amount beneficially owned 69,851,831 (9.9% of the class)
  Comment: Reporting person John M. Fife is the sole shareholder of JFV Holdings, Inc., which is the sole shareholder of Red Cliffs Investments, Inc., which is the Manager of Typenex. Typenex has rights, under a Convertible Promissory Note and a series of Warrants, to own an aggregate number of shares of the Issuer's common stock which, except for a contractual cap on the amount of outstanding shares of the Issuer's common stock that Typenex may own, would exceed such a cap. Typenex's ownership cap is 9.99%. Thus, the number of shares of the Issuer's common stock beneficially owned by Typenex as of the date of this filing was 69,851,831 shares, which is 9.99% of the 699,217,523 shares that were outstanding on that date (as reported in the Issuer's Form 10-Q filed on June 20, 2016).

## Item 1. Issuer
Name of issuer: Artec Global Media, Inc.
Address of issuer's principal executive offices: 249 SOUTH HIGHWAY 101, #324, SOLANA BEACH, CALIFORNIA, 92075

## Item 2. Person Filing
Name of person filing: This report is filed by Typenex Co-Investment, LLC, Red Cliffs Investments, Inc., JVF Holdings, Inc., and John M. Fife with respect to the shares of Common Stock of the Issuer that are directly beneficially owned by Typenex Co-Investment, LLC and indirectly beneficially owned by the other reporting and filing persons.
Address of principal business office or, if none, residence:
300 East Randolph Street, Suite 40.150,
Chicago, IL 60601
Citizenship:
Typenex Co-Investment, LLC is a Utah Limited Liability Company.
Red Cliffs Investments, Inc. is a Utah Corporation.
JVF Holdings, Inc. is an Illinois Corporation.
John M. Fife is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 69,851,831
Percent of class: 9.99%
Sole power to vote or to direct the vote: 69,851,831
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 69,851,831
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Typenex Co-Investment, LLC: John Fife, President (12/10/2025)
- Red Cliffs Investments, Inc.: John Fife, President (12/10/2025)
- JFV Holdings, Inc.: John Fife, President (12/10/2025)
- John M. Fife: John Fife, John Fife (12/10/2025)